Form 51-102F3

Material Change Report

CONTENT OF MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Nevsun Resources Ltd. (the “Company”)

Suite 800 – 1075 West Georgia Street

Vancouver, BC  V6E 3C9

Item 2

Date of Material Change

January 21, 2005

Item 3

News Release

The press release was issued on January 21, 2005 and was disseminated by CCN Matthews, Canada Stockwatch and Market News.

Item 4

Summary of Material Change

Nevsun Resources Ltd (NSU: TSX and AMEX) has re-opened the Bisha exploration camp and has begun the mobilization of drill crews and geological personnel to Eritrea. A 20,000 meter drill program is planned to commence by the end of January. Staff from Boart Longyear are currently at site preparing the two Longyear 44 drill rigs for the program.

Item 5

Full Description of Material Change

See attached news release.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7

Omitted Information

No information has been intentionally omitted from this form.

Item 8

Executive Officer

Dr. John A. Clarke

Telephone:  (604) 623-4700

Item 9

Date of Report

January 21, 2005

                                                             NEVSUN RESOURCES LTD.

Per: “Maureen Carse”

Maureen D. Carse

Corporate Secretary

N E W S R E L E A S E

Bisha Exploration Program Commences

January 21, 2005

Nevsun Resources Ltd (NSU: TSX and AMEX) has re-opened the Bisha exploration camp and has begun the mobilization of drill crews and geological personnel to Eritrea. A 20,000 meter drill program is planned to commence by the end of January. Staff from Boart Longyear are currently at site preparing the two Longyear 44 drill rigs for the program.

During the last two years Nevsun has drilled its Bisha Main high-grade gold, copper, zinc VMS (volcanogenic massive sulphide) discovery to 25m centers along a 1200m strike of the extensive VMS structures identified on the Bisha property. A total of 50,716 meters of diamond and reverse circulation drilling in 352 holes have been completed to date. The Bisha Main high grade gold oxide, supergene copper, and primary sulphide resources were published in October 2004. (Nevsun’s press release of October 18, 2004)

	Lower cut-off	Tonnes million	Au g/t	Ag g/t	Cu %	Zn %	Au, oz million	Ag, oz Million	Cu, lb million	Zn, lb million
Indicated
Oxides	0.5g/t Au	4.98	6.51	30.00	0.10	0.08	1.04	4.8
Supergene Cu	0.5% Cu	7.64	0.46	35.56	3.47	0.87	0.11	8.7	585
Primary	2.0% Zn	1.71	0.74	29.59	0.97	3.07	0.04	1.6	37	116
Primary Zn rich	2.0% Zn	8.41	0.76	58.27	1.12	9.04	0.21	15.8	208	1677
Totals		22.75					1.40	30.9	829	1793

Inferred
Oxides	0.5g/tAu	0.12	3.34	18.20	0.12	0.07	0.01	0.07
Supergene Cu	0.5% Cu	0.19	0.09	30.14	3.26	1.04	0.00	0.18	13
Primary	2.0% Zn	0.39	0.75	35.20	1.24	3.03	0.01	0.44	11	26
Primary Zn rich	2.0% Zn	5.15	0.70	59.67	0.84	8.28	0.12	9.88	95	940
Totals		5.85					0.14	10.58	120	967

Nevsun’s immediate drill priorities on its Bisha concession include testing new drill ready targets, drilling of extensions to the known Bisha Main mineralization, drilling and compositing representative metallurgical samples for a Bisha feasibility study, and some limited infill drilling at the Bisha Main for mining feasibility modeling.

The most notable new target defined by past work is the Harena Zone located 9 kilometers to the southwest of the Bisha Main Deposit. Harena has coincident residual gravity, HLEM and soil geochemical anomalies in association with a sub-cropping gossan. Further targets closer to Bisha Main currently interpreted to be related to the Bisha stratigraphy will also be tested during this drilling program.

A second massive sulphide body, the NW Zone, was discovered 1.5 kilometers  from Bisha Main in 2003 and a limited drill program was completed. Drilling will now be programmed to more fully define the limits of the deposit and its structural controls. Attempts will be made to define both oxide and supergene mineralization in the NW Zone as these may have significant economic benefits to the Company when the production phase approaches.

Details of the planned Bisha Main component of the proposed drill program include:

1.

Collecting representative metallurgical samples for the Bisha feasibility study.

2.

Limited drilling on the Bisha Main deposit to more fully define the oxide and supergene copper mineralization where mineralization is expected to extend outside of the resource model that was completed in October 2004.

3.

In fill drilling between the current 25 meter drill fence spacing at 12.5 meter spacing over a limited strike length to provide statistical variography of the various styles of mineralization for the feasibility study. This work will ultimately assist in defining reserves for the proposed open pit.

4.

Drilling to depth at the south part of the Bisha Main deposit to more fully define the resource potential of the large zinc rich primary sulphide portion of the deposit. The primary sulphide zone is open to depth and to the south. Initial deep drilling will target massive sulphides at depths of 450 to 500 meters vertical. Subsequent drilling will aim to trace the massive sulphide horizon to the west and determine its structural controls.

5.

It is interpreted that at the south end of the Bisha deposit the massive sulphide mineralization plunges steeply to the south. Gravity data and past drilling indicates that there may be significant sulphide mineralization at depths of 200 to 250 meters or more. Additional drilling will be carried out to determine if this deep seated mineralization can be traced over a significant strike length. The gravity results indicate a lower order anomaly over a strike length in excess of 2 kilometers at the south end of the Bisha deposit.

Nevsun also holds the Okreb concession which is contiguous with the Bisha concession and is located 11 kilometers to the southeast of the Bisha Main deposit. This Bisha/Okreb contiguous group of exploration licenses occupies an area of 322 square kilometers. A geological environment similar to that found in Nevada has been defined at Okreb. Exploration work in 2003 indicated gold mineralization associated with a northwest trending structure. An old Italian gold mine which was operational in the 1930’s and 1940’s lies on this structural trend. During Nevsun’s 2003 exploration work grab samples assaying up to 59 g/t Au were returned from outcrops located several kilometers to the southeast of the old mine site. In 1999, Nevsun’s exploration work defined a distinct gold in stream sediment anomaly in this area Subsequent work defined an IP chargeability anomaly coincident with a distinct gold in soil anomaly that seems to be coincident or proximal to a magnetic anomaly.

It is intended to establish an extensive line grid, carryout geological, geophysical and geochemical surveys and subsequently drill the area towards the end of this work program. Several other targets in the Okreb area that display gold and jasperoid mineralization may also be drill tested. Geophysical and geochemical work carried out by Nevsun in 1999 has defined additional drill targets in the Okreb area.

Bill Nielsen, Nevsun’s V.P. Exploration, serves as the qualified person (QP) under the definitions of National Instrument 43-101.

AMEC, an international engineering services company, will commence a feasibility study on the Bisha Main deposit. It is scheduled to be completed in the first half of 2006. The feasibility study will include metallurgical test work, geotechnical test work, environmental assessment, socio-economic assessment, archaeological assessment, tailings containment design, etc. Nevsun has already made significant progress on these components of the feasibility work and AMEC will ultimately formulate all of them into the final study.

Metallurgical sampling using large diameter PQ (85mm) core is planned to take place in February. All required drill equipment is in place. Samples will be shipped to a testing facility in Canada for subsequent processing.

Nevsun intends to initiate a scoping study with respect to the project in the near future in order that options with respect to mining and processing the various styles of mineralization at Bisha can be assessed.

A detailed report pertaining to the resources estimate estimated by AMEC has recently been posted on the Company’s web site.

A report entitled “Geology and Geochemistry for the Bisha VMS Deposit and Property, Western Eritrea” by C. Tucker Barrie, a geologist well known for his international experience with volcanogenic massive sulphide deposits has also been posted on the Company’s web site.

Nevsun is also continuing with its construction of the Tabakoto gold mine in Mali, West Africa, with production targeted for mid 2005.

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

Some of the statements contained in this release are "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements in this release include statements regarding massive sulphide deposits at the Company’s Bisha property in Eritrea, significance of proposed surveys and drill programs, and economic benefits to the Company. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NEVSUN RESOURCES LTD. “John A. Clarke” Dr. John A. Clarke President & Chief Executive Officer Nsu05-04.doc	For further information, Contact: Maureen Carse (604) 623-4700 or 1-888-600-2200 e-mail: maureen@nevsun.com Website: www.nevsun.com

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